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                             April 13, 2021

       David Bernhardt
       Chief Financial Officer
       Sentinel Labs, Inc.
       444 Castro Street, Suite 400
       Mountain View, California 94041

                                                        Re: Sentinel Labs, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 17,
2021
                                                            CIK No. 0001583708

       Dear Mr. Bernhardt:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement Filed on Form S-1 on March 17, 2021

       Risk Factors, page 24

   1. You disclose that you expect to continue to generate a significant portion of your revenue from your channel
partners in the foreseeable future. Please disclose the percentage of your revenue that is
generated by sales through your partners. Disclose the identity of your significant
channel partners and the material terms of any agreements with them. In this regard, we note
that one channel partner represented 19% of your revenue in fiscal year 2020.
 David Bernhardt
FirstName   LastNameDavid Bernhardt
Sentinel Labs,  Inc.
Comapany
April       NameSentinel Labs, Inc.
       13, 2021
April 213, 2021 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
64

2. Your chart shows the growth of ARR from 2013 through 2021. To provide balanced context, please include the net income/losses for all years presented in the chart.
3. You disclose that your customer base includes four of the Fortune 10, 27 of the Fortune
         500, and 46 of the Global 2000. Please provide context regarding the significance of these customers by disclosing whether these customers are among the 104 customers in 2020 that generated ARR of $100,000 or more.
Certain Relationships and Related Party Transactions, page 122

4. Please disclose the material terms of the Voting Agreement, including the identity of the parties, in this section.
Shares Eligible for Future Sale, page 132

5.       Please disclose the exceptions to the lock-up agreements.
Financial Statements
Notes To Consolidated Financial Statements
15. Subsequent Events, page F-28

6. Regarding the August and December secondary sales of stock, please clarify whether the sales were at fair value and advise us.
7. Please provide us with a breakdown of all stock-based compensation awards granted during fiscal 2021 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Tell us when you commenced discussions with the underwriters. Also, please disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material.
General

8. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
 David Bernhardt
FirstName   LastNameDavid Bernhardt
Sentinel Labs,  Inc.
Comapany
April       NameSentinel Labs, Inc.
       13, 2021
April 313, 2021 Page 3
Page
FirstName LastName
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Ran Ben-Tzur